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wilmerhale.com

September 26, 2019

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Merrimack Pharmaceuticals, Inc.
PRER14A preliminary proxy statement filing made on Schedule 14A
Filed September 20, 2019 by Merrimack Pharmaceuticals, Inc.
File No. 001-35409

Ladies and Gentlemen:

Pursuant to our discussion with the staff of the Securities and Exchange Commission on September 23, 2019, Merrimack Pharmaceuticals, Inc. (the “Company”) is filing a Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) with regard to the Company’s October 17, 2019 Annual Meeting of Stockholders (“Annual Meeting”). As discussed, the Company has revised the footnotes to the beneficial ownership table contained under the heading “Stock Ownership and Reporting—Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement to specify that Newtyn Management, LLC and certain of its affiliated entities and Western Standard, LLC and certain of its affiliated entities are members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, in light of JFL Partners Fund LP’s withdrawal of its nominees for the Annual Meeting, we have revised the Proxy Statement to remove the disclosures required for an election subject to the provisions of Exchange Act Rule 14a-12.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6743 or facsimile at (202) 663-6363. Thank you for your assistance.

Very truly yours,

By:	/s/ Lillian Brown
Lillian Brown

cc:	Gary L. Crocker, Merrimack Pharmaceuticals, Inc.
Brian A. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP
Hal J. Leibowitz, Wilmer Cutler Pickering Hale and Dorr LLP

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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